SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Amendment No. __


                                 Six Flags, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.025 per share
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                         (Title of Class of Securities)

                                    83001P109
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 23, 2004
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 83001P109                SCHEDULE 13D             Page 2
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1    NAME OF REPORTING PERSON
     Red Zone LLC

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-1475706
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     WC
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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                7     SOLE VOTING POWER
                      0 shares of Common Stock
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         8,150,000 shares of Common Stock
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0 shares of Common Stock
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      8,150,000 shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,150,000 shares of Common Stock
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.76%
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14     TYPE OF REPORTING PERSON (See Instructions)
       OO
--------------------------------------------------------------------------------

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CUSIP No. 83001P109                SCHEDULE 13D             Page 3
--------------------------                                  --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Daniel M. Snyder

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0 shares of Common Stock
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         8,150,000 shares of Common Stock
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0 shares of Common Stock
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                        8,150,000 shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,150,000 shares of Common Stock
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.76%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN
--------------------------------------------------------------------------------

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CUSIP No. 83001P109                SCHEDULE 13D             Page 4
--------------------------                                  --------------------


Item 1.     Security and Issuer.

This statement relates to shares of common stock, $.025 par value per share (the "Common Stock"), of Six Flags, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131. As reported in the Company's Form 10-Q for the quarter ended June 30, 2004, as of July 26, 2004 there were 93,041,528 shares of Common Stock outstanding.

Item 2.     Identity and Background.

(a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Red Zone LLC, a Delaware limited liability company ("Red Zone") and (ii) Daniel M. Snyder, an individual ("Mr. Snyder"). Mr. Snyder is the Managing Member of Red Zone and owns a controlling interest in Red Zone.

(b) The business address for Red Zone is 21300 Redskin Park Drive, Ashburn, VA 20147. The business telephone number for Red Zone is 703-726-7133. The business address for Mr. Snyder is 21300 Redskin Park Drive, Ashburn, VA 20147.

(c) The business of Red Zone is that of a private limited liability company engaged in the purchase and sale of securities for investment for its own account. Mr. Snyder was the founder and former Chairman and Chief Executive Officer of Snyder Communications, Inc., a NYSE-listed advertising and marketing company that was sold to Havas Advertising, S.A. in 2000, and currently is Chairman and Principal Owner of the Washington Redskins franchise of the National Football League and FedEx Field, the team's wholly-owned 92,000-seat stadium.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Snyder is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration.

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Red Zone is $34,479,552.54. The source of funds for this consideration

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CUSIP No. 83001P109                SCHEDULE 13D             Page 5
--------------------------                                  --------------------


was the working capital of Red Zone, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.     Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein because they believe the shares are undervalued. The Reporting Persons believe their investment has significant potential for increased value and intend to seek to influence management and the board of directors to take steps to maximize stockholder value. The Reporting Persons believe that the Company's management has failed to implement measures to increase revenues and decrease expenses, and its failure to do so has caused the Company to be continuously outperformed by its peers in the amusement, recreation and leisure industry. The Reporting Persons may consider seeking representation on the Company's board of directors in the future. In addition, the Reporting Persons may encourage the Company to maximize stockholder value through a possible merger, sale of the Company's assets, consolidation, business combination or a recapitalization or refinancing.

The Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other stockholders of the Company concerning the Company, its prospects, and any or all of the foregoing matters.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for

--------------------------                                  --------------------
CUSIP No. 83001P109                SCHEDULE 13D             Page 6
--------------------------                                  --------------------


termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

            (i) Red Zone beneficially owns 8,150,000 shares of the Company's Common Stock, making it the beneficial owner of 8.76% of the Company's Common Stock.

            (ii) Mr. Snyder beneficially owns 8,150,000 shares of the Company's Common Stock, making him the beneficial owner of 8.76% of the Company's Common Stock.

            (b) The table below sets forth for the Reporting Persons the number of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

                                      Red Zone      Mr. Snyder
                                      --------      ----------

            Sole Power to Vote/              0               0
            Direct Vote

            Shared Power to

            Vote/ Direct Vote        8,150,000       8,150,000

            Sole Power to                    0               0
            Dispose/ Direct
            Disposition

            Shared Power to

            Dispose/ Direct          8,150,000       8,150,000
            Disposition

            (c) There have been no purchases or sales of the Company's stock by any of the Reporting Persons within the last sixty days, except that:

            (1) On August 11, 2004, Red Zone purchased 488,300 shares of Common Stock on the open market, at an average price of $3.5453 per share.

            (2) On August 12, 2004, Red Zone purchased 426,300 shares of Common Stock on the open market, at an average price of $3.5883 per share.

            (3) On August 13, 2004, Red Zone purchased 407,500 shares of Common Stock on the open market, at an average price of $3.8796 per share.

--------------------------                                  --------------------
CUSIP No. 83001P109                SCHEDULE 13D             Page 7
--------------------------                                  --------------------


            (4) On August 16, 2004, Red Zone purchased 1,477,900 shares of Common Stock on the open market, at an average price of $4.0463 per share.

            (5) On August 17, 2004, Red Zone purchased 725,400 shares of Common Stock on the open market, at an average price of $4.2869 per share.

            (6) On August 18, 2004, Red Zone purchased 204,600 shares of Common Stock on the open market, at an average price of $4.4901 per share.

            (7) On August 19, 2004, Red Zone purchased 719,600 shares of Common Stock on the open market, at an average price of $4.3981 per share.

            (8) On August 20, 2004, Red Zone purchased 50,400 shares of Common Stock on the open market, at an average price of $4.2455 per share.

            (9) On August 23, 2004, Red Zone purchased 1,320,000 shares of Common Stock on the open market, at an average price of $4.0316 per share.

            (10) On August 24, 2004, Red Zone purchased 324,900 shares of Common Stock on the open market, at an average price of $4.2713 per share.

            (11) On August 25, 2004, Red Zone purchased 855,100 shares of Common Stock on the open market, at an average price of $4.5512 per share.

            (12) On August 26, 2004, Red Zone purchased 428,200 shares of Common Stock on the open market, at an average price of $4.5487 per share.

            (13) On August 27, 2004, Red Zone purchased 571,800 shares of Common Stock on the open market, at an average price of $4.7361 per share.

            (14) On August 30, 2004, Red Zone purchased 150,000 shares of Common Stock on the open market, at an average price of $4.4496 per share.

            (d) No person other than the owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Not applicable.

Item 7.     Materials to be Filed as Exhibits.

EXHIBIT 1   Joint Filing Agreement between Red Zone LLC and Daniel M. Snyder

Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      August 30, 2004


RED ZONE LLC

By:    /s/ DANIEL M. SNYDER
    --------------------------------
    Name:  Daniel M. Snyder
    Title: Managing Member


/s/ DANIEL M. SNYDER
------------------------------------
Daniel M. Snyder

                                                                       EXHIBIT 1



               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
               ---------------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:      August 30, 2004


RED ZONE LLC

By:    /s/ DANIEL M. SNYDER
    --------------------------------
    Name:  Daniel M. Snyder
    Title: Managing Member


/s/ DANIEL M. SNYDER
------------------------------------
Daniel M. Snyder